                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended: June 30, 1997
                                  --------------------------------------------

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
-------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

DEGEORGE FINANCIAL CORPORATION
-------------------------------------------------------------------------------
Full Name of Registrant

MILES HOMES, INC.
-------------------------------------------------------------------------------
Former Name if Applicable

99 REALTY DRIVE
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

CHESHIRE, CONNECTICUT 06410
-------------------------------------------------------------------------------
City, State and Zip Code


                             Page 1 of 4 Pages

PART II - RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

( X )    (b)   The subject annual report, semi-annual report, transition
               report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Subsequent to the issuance of the Company's Annual Report on Form 10-K for the year ending December 31, 1996 and the Company's Form 10-Q for the quarter ending March 31, 1997, the Company has been given conflicting advice concerning the applicability to the Company of the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" for transactions of the Company. The Company is attempting to determine the appropriate treatment for these transactions and a timely filing could not be achieved without unreasonable effort or expense. This process has been complicated by the recent resignation of the Company's independent accountants, Price Waterhouse L.L.P.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Salvatore A. Bucci                    (203)            699-3407
--------------------------------------------------------------------------------
     (Name)                             (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If answer is no, identify
     report (s).    ( X ) Yes      (     )  No

--------------------------------------------------------------------------------

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?       ( X ) Yes      (     )  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------


                     DEGEORGE FINANCIAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:     August 14, 1997          By:  /s/  SALVATORE A. BUCCI
           ------------------------          ------------------------------
                                             Salvatore A. Bucci
                                             Senior Vice President and
                                              Chief Financial Officer

                         EXPLANATION FOR PART IV, ITEM 3



Net loss for the quarter ended June 30, 1997 was $900,000, or $0.08 per share, as compared to net income of $2.1 million, or $0.19 per share, for the second quarter of 1996. The results of operations for the second quarter of 1996 includes income from discontinued operations of $300,000, or $0.03 per share.

For the six months ended June 30, 1997, net loss was $4.9 million, or $0.46 per share, as compared to a net loss of $1.8 million, or $0.17 per share, for the similar period in 1996. The prior year results includes income from discontinued operations of $600,000, or $0.06 per share. For the six months ended June 30, 1997, the Company recorded a charge of $100,000 from discontinued operations, which amount is included in other (income) expense.